One Corporate Center
Rye, NY 10580-1422
GAMCO Investors, Inc.
Tel. (914) 921-5147
Fax (914) 921-5392






December 9, 2005

Mr. Amit Pande
Assistant Chief Accountant
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Mr. Pande:

         We have reviewed your letter, dated November 4, 2005, regarding our Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2005 and June 30, 2005. We have responded to each of your comments below and provided additional information where appropriate.


     FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004:

     FINANCIAL STATEMENTS

     NOTE A-SIGNIFICANT ACCOUNTING POLICIES - INVESTMENTS IN PARTNERSHIPS AND AFFILIATES, PAGE F-10

     COMMENT

     1. We note your response to comment 3 of our letter dated July 15, 2005 wherein you state you relied on FIN 46R, APB 18, AIN 2, SOP 78-9 and ARB 51 in determining the appropriate accounting for your investment in the Funds. You state that you interpreted the third-party equity holders' ability to remove their investment from the respective partnership/fund as a means by which they prevent the Company from controlling the respective partnership. Therefore, prior to the adoption of FIN 46R you principally accounted for these entities under the equity method. Please tell us more as it relates to these third-party equity holders' ability to remove their investment. At a minimum address the following in your response:

          o Whether they are permitted to remove their investment at any time;

          o    Whether they have to give notice to remove their investment;

          o Whether there is a fee or penalty incurred by the equity holders if they choose to remove their investment;

          o What if the fund does not have sufficient cash on hand for the equity holders to remove their investment;

          o Whether the general partner is obligated to purchase the interest if the Fund does not have sufficient cash on hand; and

          o Whether any of the Funds' equity holders removed, or declared their intent to remove, their equity investment in the past; 1

     RESPONSE

         As it relates to the equity holders' ability to remove their investment from the partnerships/funds the following is applicable to all partnerships/funds:

          o Equity holders have the ability to remove their investment from the partnerships/funds generally on a monthly, quarterly or annual basis depending on the policy of each partnership/fund. The equity holder generally must provide the written notice between 30 to 90 days prior to the requested redemption date. The redemption policy of each partnership/fund is generally stated in the private placement memorandum. We have summarized the redemption policy of each partnership/fund in Attachment I.

          o Depending on the policy of the respective partnership/fund, equity holders may be charged a redemption fee in the event that the equity holder wishes to redeem their interest. The fee, if any, generally varies from 1% to 6% of the redemption amount depending on the policy of each partnership/fund. The redemption fee is generally paid to the partnership/fund and can often be increased or decreased with respect to any equity holder at the discretion of the general partner/investment manager or partnership/fund. We have summarized the redemption fee policy of each partnership/fund in Attachment I.

          o If the partnership/fund does not have sufficient cash on hand for the equity holders to remove their investment, the partnership/fund will generally liquidate certain securities positions, in an orderly manner, to satisfy redemptions.

          Certain partnerships/funds may take longer than the stated redemption policy to effect settlements of an equity holder's redemption amount or it may suspend redemptions in circumstances where the partnership/fund is unable to liquidate securities positions in an orderly manner in order to satisfy redemptions, or where the value of the net assets and liabilities of the partnership/fund cannot reasonably be determined. However, the partnerships/funds that have these policies have never taken longer than the stated redemption policy to effect settlements, nor have they suspended redemptions. Because the substantial majority of the partnerships'/funds' assets are invested in publicly traded securities, we believe the possibility of this ever occurring to be remote.

          o The general partner/investment manager of each partnership/fund is not obligated to purchase the interest if the partnership/fund does not have sufficient cash on hand. However, in most of our partnerships/funds, the general partner/investment manager has the right to make distributions in kind (i.e., distribution of securities).

          o In the normal course of the partnerships'/funds' businesses, equity holders have removed and/or declared their intent to remove their investments on many occasions in the past within the various partnerships/funds.

     COMMENT

     2. Please tell us how the third-party equity holders' ability to remove their investment from the respective partnership/fund contrasts with the examples of "important rights" outlined in paragraph 9 of SOP 78-9. When preparing your response please note that the examples of "important rights" outlined in SOP 78-9 include the right to replace the general partner, approve the sale or refinancing of principal assets, or approve the acquisition of principal partnership. These examples appear to focus on how the limited partner can substantively participate in general partner's decision making. In your situation, it appears the equity holders are unable to participate in the decision making, but they are able to choose to remove their investment, presumably if they disagree with the general partner's decisions to run the fund.

     RESPONSE

          Before the issuance of EITF 04-5, little authoritative guidance existed in determining whether a general partner controlled a limited partnership. While analogies were made to guidance in SOP 78-9, which provides guidance on the accounting for investments in real estate ventures "important rights" under SOP 78-9 were not well defined. As a result, views in practice were mixed about what constituted important rights.

          As all of our partnerships/funds are required to account for investments at quoted market value or fair value, we considered the impact of the nature of the underlying investments of the partnership/fund on the right of a third-party equityholder to remove their investment from a respective partnership/fund. Due to the liquid nature of the underlying investments in a partnership/fund that invests in publicly traded securities with quoted market values, as compared to real estate ventures with inherently illiquid underlying investments, the right of a third-party equityholder to remove their investment from a partnership/fund that invests in publicly traded securities is generally more practical and, as a result, was considered an important or valuable right.

In reviewing the principles of SOP 78-9 for applicability to our partnerships/funds, we considered paragraph 3 of SOP 78-9 which states:

          THIS STATEMENT OF POSITION PRESENTS THE DIVISION'S RECOMMENDATIONS ON ACCOUNTING FOR INVESTMENTS IN REAL ESTATE VENTURES IN FINANCIAL STATEMENTS PREPARED IN CONFORMITY WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES. IT DOES NOT APPLY TO REGULATED INVESTMENT COMPANIES AND OTHER ENTITIES THAT ARE REQUIRED TO ACCOUNT FOR INVESTMENTS AT QUOTED MARKET VALUE OR FAIR VALUE.

          As a result, we determined that the recommendations of SOP 78-9 were not directly applicable to our partnerships/funds and interpreted the third-party equity holders' ability to remove their investments from the respective partnership/fund as a means by which they prevent the Company from controlling (i.e., substantive participating rights) the respective partnership/fund providing a sufficient basis to preclude consolidation.

          EITF 04-5 was issued, in part, to reconcile the varying guidance, including SOP 78-9 and Issue 96-16, on consolidation models and to promote consistency among all entities in accounting for limited partnerships and similar entities. The provisions of EITF 04-5 will be effective beginning January 1, 2006.

          As a result of the clarity provided by EITF 04-5 in determining whether a general partner controls a limited partnership or similar entity, we have determined that we will consolidate fourteen (updated from twelve partnerships/funds in our previous letter dated September 29, 2005 as described below in the Response to Comment 4) of the partnerships/funds managed by GBL subsidiaries beginning in the first quarter 2006.

     COMMENT

     3. Please confirm the equity holders' right to remove their investment from the respective partnership was present in each of the seventeen Funds.


     RESPONSE

          We confirm that the equity holders' right to remove their investments from each respective partnership/fund was, and is still, present in each of the seventeen partnerships/funds as well as in each of the three additional partnerships/funds which are described below in the Response to Comment 4.


     FINANCIAL STATEMENTS

     NOTE A-SIGNIFICANT ACCOUNTING POLICIES - RECENTLY ISSUED ACCOUNTING STANDARDS, PAGE F-12

     COMMENT

     4. In your response to comment 4 of our letter dated July 15, 2005 you state that a majority of your investment partnerships, i.e. Funds, are subject to consolidation under EITF 04-5 beginning January 1, 2006 based on your conclusion that, among other factors, the limited partners do not have substantive participating rights. We further note that you plan to consolidate twelve of these funds beginning January 1, 2006 since you have now determined they are not variable interest entities (VIEs). We also note that you do not plan to consolidate five additional Funds which you determined to be VIEs, but for which you do not consider yourself the primary beneficiary.

         Please address the following in your response:

          o Confirm whether these seventeen Funds comprise all of the entities which you initially determined to be VIEs upon adoption of FIN 46R in March 2004 as discussed in your response to prior comment 3;

          o For each of these seventeen Funds, please tell us how you considered the guidance in paragraph 5 of FIN 46R in determining whether or not the Fund is a VIE. Your response should clearly discuss the factors and characteristics of the five Funds which you continue to believe are VIEs. Please also address how you concluded that the Funds would not qualify for the business exemption outlined in paragraph 4(h) of FIN 46R; and

          o For the five Funds which you continue to believe are VIEs, please tell us how you determined that your interests, along with interests held by unconsolidated related parties, did not absorb a majority of the expected losses or receive a majority of the expected returns, or both. Please confirm that you considered all cash flows you would receive from your interests in making this determination, including any cash flows from the incentive allocation and administrative fees.

     RESPONSE

     As an update to our letter dated September 29, 2005, we note that in our Quarterly Report on Form 10-Q for the period ended September 30, 2005, we have included one additional partnership as a VIE for which we are not the primary beneficiary or a holder of a significant variable interest. The appropriate disclosure for this partnership was included in our quarterly report.

     In addition, there are two new partnerships that will be required to be consolidated beginning January 1, 2006 in accordance with the provisions of EITF 04-5, as we have determined that these entities are not VIEs based on the provisions of FIN46R.

     As a result of these changes, we now plan to consolidate fourteen partnerships/funds beginning January 1, 2006. In addition, there are now six VIEs for which we have determined that we are not the primary beneficiary or a holder of a significant variable interest. Therefore, we are not currently consolidating these entities but have and will continue to provide the appropriate disclosures for these VIEs.

     In response to your comment:

          o We can confirm that these seventeen partnerships/funds comprise all of the entities which we initially determined to be VIEs upon adoption of FIN 46R in March 2004 as we discussed in our response to prior comment 3.

          o For each of our partnerships/funds, including the three additional partnerships/funds discussed above, we considered the guidance in paragraph 5 of FIN 46R in determining whether or not the partnership/fund is a VIE.

             We had reviewed the provisions of paragraph 5 of FIN46R and determined the following for our partnerships/funds:

          o PARAGRAPH 5A: The total equity investment at risk is sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders. In making this determination, we considered the guidance in paragraphs 9 and 10 of FIN46R. The equity investments in the partnerships/funds, in most cases, are within the range of 80%- 100% of the entity's total assets as the partnerships/funds generally use minimal leverage. Furthermore, the partnerships/funds would not be considered to be engaged in high-risk activities as most of the investments of these entities are in publicly traded securities with quoted market values. In addition, these entities do not have exposure to risks that are not reflected in the reported amounts of the entities' assets or liabilities in their normal course of business.

          o    PARAGRAPH 5B:

          (1) In analyzing this section of FIN 46R, we first looked at whether we, as the general partner or co-general partner, had an investment in the partnership/fund. This is the key factor in determining whether the equity holders as a group have the direct or indirect ability to make decisions about an entity's activities that have a significant effect on the success of the entity. Absent the general partner's inclusion in the group, the equity holders lack the ability to make decisions about an entity's activities that have a significant effect on the success of the entity. In the six instances (updated from five VIEs in our previous letter dated September 29, 2005 as described previously in the Response to Comment 4) where we concluded that the partnership/fund was a VIE, we did not have, nor do we currently have, an investment in the partnership/fund. For the other fourteen partnerships/funds (updated from twelve partnerships/funds in our previous letter dated September 29, 2005 as described previously in the Response to Comment 4) that we deemed to not be VIEs, we did have, and currently do have, investments in those partnerships/funds, which gives the equity holders as a group the direct or indirect ability to make decisions about an entity's activities that have a significant effect on the success of the entity. Therefore, these fourteen partnerships/funds should not be classified as VIEs.

               We concluded that the partnerships/funds would not qualify for the business exemption outlined paragraph 4(h) of FIN 46R because they do not meet the definition of a business as defined in Appendix C of FIN 46R. Specifically, the partnerships/funds fail to meet any of the input tests to be considered a business for the purpose of FIN 46R.

          (2) The equity investors as a group have the obligation to absorb the expected losses of the entity.

          (3) The equity investors as a group have the right to receive the expected residual returns of the entity.

          o PARAGRAPH 5C: In any entity in which an individual investor had disproportionately few voting rights, the activities of the entity were not conducted substantially all on behalf of the investor or its related parties.

          o For the six partnerships/funds (updated from five partnerships/funds in our previous letter dated September 29, 2005 as described previously in the Response to Comment 4) which we continue to believe are VIEs, we determined that our interests, along with the interests held by unconsolidated related parties, did not absorb a majority of the expected losses as we did not have, nor do we currently have, investments in these partnerships/funds and, as a result, are not subject to any expected losses. In analyzing whether or not we would receive the majority of the expected returns we looked at the cash flows from both the management fee, which is generally 1% to 1.5%, and the incentive fee, which is generally 20% of the profits, if any, of the limited partners, on an expected return basis. Based on this analysis we determined that we would not receive a majority of the expected returns, except for one exception.

             In the one instance, an unconsolidated related party held an interest in the fund which, when combined with the cash flows of the investment manager from the incentive fee allocation and the management fee results in the investment manager being considered the primary beneficiary of such entity. As authoritative guidance related to this issue is not extensive and does not include all circumstances, we considered the following in making the determination not to consolidate this fund:

                              - The effect of consolidation would be immaterial
                                (the fund has approximately $9 million in total assets) and could be considered misleading as the entire effect to the balance sheet would be eliminated through minority interest due to the fact that the investment manager did not have an investment in the fund. Additionally, there would be no net effect to the income statement.

                              - The investment manager and any of its
                                consolidated related parties have no direct economic interest in the unconsolidated related party or the fund.

                              - The fund was not organized with nonsubstantive
                                voting interests to avoid consolidation by the investment manager.


CLOSING COMMENTS

     In response to your request, we acknowledge that:

          o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

          o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

          o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


      If you have any questions or require additional information, please contact Gregory Fernicola at Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, NY 10036-6522 or by telephone at (212) 735-2918.


Regards,



Michael R. Anastasio Jr.
Vice President and Chief Financial Officer

                                  ATTACHMENT I

                                 Partnership/Fund 1      Partnership/Fund 2      Partnership/Fund 3       Partnership/Fund 4
                                ---------------------------------------------------------------------------------------------

Redemption Frequency                 Annually                 Monthly                  Annually                  Monthly
notice period                      30 days notice           30 days notice          30 days notice           60 days notice


Redemption Fee
within 12 months of investment        3% (a)                     2%                       3%                    2% - 6% (d)
after 12 months of investment           N/A                     1% (b)                     N/A                       N/A


                                 Partnership/Fund 5      Partnership/Fund 6      Partnership/Fund 7       Partnership/Fund 8
                                ---------------------------------------------------------------------------------------------
Redemption Frequency                  Monthly                  Monthly                  Monthly                    Monthly
notice period                      60 days notice           30 days notice          30 days notice           60 days notice


Redemption Fee
within 12 months of investment      2% - 6% (d)                    2%                       2%                      3% (d)
after 12 months of investment           N/A                       N/A                      N/A                       N/A


                                 Partnership/Fund 9      Partnership/Fund 10      Partnership/Fund 11     Partnership/Fund 12
                                ---------------------------------------------------------------------------------------------
                                                       Class B:                                                   Quarterly
Redemption Frequency                  Monthly                   Monthly                Quarterly             30 days notice
notice period                      60 days notice           30 days notice          60 days notice
                                                       Class C:
                                                                 Daily
Redemption Fee                                                                                                        2%
within 12 months of investment         3% (d)                     N/A                  2% - 6% (d)                   N/A
after 12 months of investment           N/A                       N/A                      N/A


                                 Partnership/Fund 13     Partnership/Fund 14     Partnership/Fund 15      Partnership/Fund 16
                                ---------------------------------------------------------------------------------------------
Redemption Frequency                   Monthly                  Quarterly              Quarterly                 Quarterly
notice period                      30 days notice           30 days notice          30 days notice           30 days notice


Redemption Fee
within 12 months of investment           2%                       N/A                 2% - 6% (e)                    N/A
after 12 months of investment           N/A                       N/A                    1% (e)                      N/A


                                 Partnership/Fund 17     Partnership/Fund 18      Partnership/Fund 19     Partnership/Fund 20
                                ---------------------------------------------------------------------------------------------
Redemption Frequency                    Annually              Annually                     N/A                  Quarterly
notice period                      90 days notice           90 days notice                                   30 days notice


Redemption Fee
within 12 months of investment          N/A                       N/A                      N/A                     N/A
after 12 months of investment           N/A                       N/A                      N/A                     N/A





Footnotes:
        (a) If a limited partner effects an early withdrawal, by withdrawing all or a portion of their profits or capital contributions prior to the date that is at least twelve months after the date that they were admitted to the partnership, See footnotes on page 1. then in lieu of the General Partner's 20% profit allocation, the General Partner shall receive the early withdrawal fee of 3% of the withdrawn amount.
          (b)  May be imposed by the Fund at its sole discretion.
          (c) If a Limited Partner effects an Early Withdrawal by withdrawing all or a portion of his capital contributions, an Early Withdrawal fee equal to 3% of the withdrawn amount will be charged against the amount withdrawn by such Limited Partner and credited to the Partnership.
          (d) May be increased, decreased or waived at the sole discretion of the General Partner/Investment Manager.
          (e)  May be imposed at the sole discretion of the Fund.